aMB CJ

17005107

SEC

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 414

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SEC FILE NUMBER
8-69090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MILLCO ADVISORS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 PENNSYLVANIA AVE, NW SUITE 333
(No. and Street)

WASHINGTON	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Chizak (212) 416-5815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

L 2

OATH OR AFFIRMATION

I, Timothy Chizak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLCO ADVISORS, LP, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

The foregoing instrument was acknowledged before me this 28th day of February 2017, by Timothy Chizak

CARMEN WOO - Notary Public
My Commission Expires 06-08-2019

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Partners
Millco Advisors, LP

We have audited the accompanying statement of financial condition of Millco Advisors, LP (the Partnership) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Millco Advisors, LP as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 28, 2017

Millco Advisors, LP

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 9,156,525
Accounts receivable, net	1,974,407
Securities owned, at fair value	1,338,006
Total assets	$ 12,468,938
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 252,608
Due to parent	320,863
Deferred revenue	150,000
Total liabilities	723,471
Commitments and Contingencies	
Partners' capital	11,745,467
Total liabilities and partners' capital	$ 12,468,938

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Millco Advisors, LP (the "Partnership") is a limited partnership company established in the state of Delaware. Millco Advisors GP, LLC (the "General Partner") and Millstein & Co., L.P. (the "Limited Partner" or "Parent") are the two original partners.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is also registered as a municipal advisor with the SEC and the Municipal Securities Rulemaking Board. The Partnership provides investment banking and advisory services, with a primary focus on corporate restructurings. As part of its advisory services, the Partnership may also act as an investment banker to issuers of unregistered offerings, commonly referred to as private placements.

The Partnership does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from the provision of Rule 15c3-3 of the SEC based on paragraph (k)(2)(i) of the rule.

Note 2. Significant Accounting Policies

A summary of the Partnership's significant accounting policies follows:

<u>Basis of Accounting</u>: The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>Cash</u>: Cash consists of funds in a checking and savings account, held at one financial institution, which may exceed federally insured limits during the year. However, the Partnership does not believe that this results in any significant credit risk.

<u>Accounts Receivable</u>: Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Partnership's historical experience, the existing economic conditions, and the financial stability of its customers. As of December 31, 2016, the Partnership recorded an allowance for doubtful accounts of $102,286.

<u>Securities Owned, at Fair Value</u>: The Partnership's securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Financial Accounting Standards Board (the "FASB") Accounting Standard Codification ("ASC") Topic 820, *Fair Value Measurement,* which among other things requires enhanced disclosures about financial instruments carried at fair value. (see Note 3 – Fair Value Measurements).

Note 2. Significant Accounting Policies (Continued)

Deferred Revenue: Deferred revenue represents the receipt of transaction or other fees in advance of the date on which the fees are earned. The Partnership subsequently recognizes the deferred revenue as advisory fee revenue when the conditions to earning the fees have been satisfied.

Income Taxes: The Partnership is a disregarded entity for tax purposes. The Parent is treated as a partnership for federal and state income tax purposes whereby the tax attributes of the Partnership pass through to and are reported on the Parent's partners' tax returns. As a result, the Partnership may be required to make distributions to the Parent for tax distributions. The Parent is subject to New York City unincorporated business tax ("UBT"), which is imposed on the taxable income of any active trade or business carried on in New York City.

The FASB ASC Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current period. For the year ended December 31, 2016, management has determined that there are no uncertain tax positions.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Recent Accounting Pronouncements: In February 2016, the FASB issued accounting guidance that supersedes the leasing guidance in FASB ASC Topic 840, *Leases.* Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is in the process of quantifying the potential effects this guidance will have on the statement of financial condition.

Note 3. Fair Value Measurements

In accordance with FASB ASC Topic 820-10, *Fair Value Measurement and Disclosures,* the Partnership discloses the fair value of its investments in a hierarchy that prioritizes the transparency of inputs used in determining fair value. The transparency of the inputs is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of transparency and a lesser degree of judgment used in measuring fair value.

Note 3. Fair Value Measurements (Continued)

The fair value of investments is categorized as follows:

Level I – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level II – Observable inputs other than quoted prices included in Level I that are observable for the asset or liability, either directly or indirectly.

Level III – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Partnership's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

An investment's classification within a level in the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and is not necessarily indicative of the Partnership's perceived risk of that investment.

The following table summarizes the valuation of the Partnership's investments by the fair value hierarchy levels described above as of December 31, 2016:

	Level I	Level II	Level III	Total
Securities owned, at fair value				
Equity securities	$ -	$ -	$1,338,006	$1,338,006
Total	$ -	$ -	$1,338,006	$1,338,006

The changes in investments at fair value for which the Partnership has used Level III inputs to determine fair value are as follows:

Balance at January 1, 2016	$1,600,000
Unrealized losses	(261,994)
Balance at December 31, 2016	$1,338,006

The Partnership's policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level III, is to measure and record the transfers at fair value at the end of the reporting period. During the period ended December 31, 2016, the Partnership had no transfers between Levels I, II, or III.

The fair value of the Partnership's investment which lacked observable market data due to limited market activity, was valued based on one or more of the following valuation methods: discounted cash flow, trading EBITDA multiples of market comparables and implied market valuation using observable trading prices for publicly traded debt securities and quotes from trading desks.

Note 4. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. As of December 31, 2016, the Partnership's net capital was $8,433,054 which was $8,394,823 in excess of its required net capital. The Partnership's ratio of aggregate indebtedness to net capital was .07 to 1 as of December 31, 2016. The net capital rule may effectively restrict distributions to the Partners.

Note 5. Related Party Transactions

The Partnership and the Parent have an Administration and Expense Sharing Agreement (the "Expense Sharing Agreement"). Expenses incurred by the Parent that are directly related to the Partnership's activities such as employees, facilities and other expenses are allocated to the Partnership. As of December 31, 2016, the Partnership owed $320,863 to the Parent in accordance with such Expense Sharing Agreement.

Note 6. Concentration of Credit Risk

The Partnership is subject to concentration of credit risk with respect to its accounts receivable. The Partnership had one client account for approximately 61% of its accounts receivable at December 31, 2016.

Note 7. Subsequent Events

The Partnership has evaluated events and transactions for potential recognition and/or disclosure through the date the financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the financial statements, except for distributions to its Parent in the amount of $500,000 on January 27, 2017.

Millco Advisors, LP

Statement of Financial Condition

December 31, 2016

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document.